investor

Interim Report January-June 2005

Important events in the second quarter

- Shares were sold in SEB for SEK 1,925 m., in AstraZeneca for SEK 1,282 m., and in ABB for SEK 935 m.
- Investor Growth Capital invested in Mindjet and sold its remaining position in Tessera. An agreement was reached to divest Bredbandsbolaget. EQT invested in ISS and Sanitec and reached an agreement to acquire Brandtex. Dometic and Flexlink were sold. Agreements were reached to sell Sirona and IHI.
- The mobile broadband operator 3 Scandinavia secured external loan financing totaling SEK 10.5 bn. The company's owners are initially guaranteeing the loan facility. As an effect of the facility, SEK 4.2 bn. in loans were repaid to Investor.
- Investor announced on April 11 that Marcus Wallenberg is stepping down as President and CEO and will be succeeded by Executive Vice President Börje Ekholm.

Financial information

- The net asset value amounted to SEK 113,419 m. on June 30, 2005 (SEK 148 per share), compared with SEK 92,915 m. (SEK 121 per share) at year-end 2004.
- Consolidated net income for the period totaled SEK 22,150 m. (SEK 28.87 per share), as against SEK 11,797 m. in the corresponding period of 2004 (SEK 15.38 per share).
- Core holdings had an impact of SEK 17,589 m. on net income for the period (12,411). All core holdings had a positive effect. AstraZeneca, Ericsson and Atlas Copco had the biggest impact: SEK 5,193 m., SEK 3,290 m. and SEK 3,145 m., respectively.
- New investments had an effect of SEK 4,551 m. on net income in the first six months (-41).
- The total return on Investor shares was 28 percent during the first six months of 2005 (14). The total return was 41 percent over the past 12-month period (36).

INVESTOR'S KEY FIGURES

	6/30 2005	12/31 2004	6/30 2004	
Assets, SEK m.	118 078	108 837	112 052	
Net debt, SEK m.	-4 659	-15 922	-16 102	
Net asset value (shareholders' equity), SEK m.	113 419	92 915	95 950	
Net asset value (shareholders' equity), SEK/share	148	121	125	
Development during the period/quarter	*1/1-6/30 2005*	*1/1-6/30 2004*	*4/1-6/30 2005*	*4/1-6/30 2004*
Net income, SEK m.	22 150	11 797	15 509	1 852
Net income, SEK/share	28.87	15.38	20.21	2.42

Trend of net asset value


SEK bn.
180
145
110
75
40
95
96
97
98
99
00
01
02
03
04
Q2 05
Net asset value including reinvested dividends
Net asset value

Strong performance by Investor



The first half of 2005 was positive in terms of value increases for our holdings, and consequently, for Investor. Our net asset value has increased by more than SEK 20 bn. so far this year. The total return on Investor shares has also been a gratifying 28 percent. Activity has been high in all our areas of operation with a number of successful exits in the New Investments business and realizations of profits on shares in Core Holdings.

Increased financial flexibility

We have taken action to further reduce our net debt through minor sales of shares in Core Holdings and exits within New Investments. This has enabled us to increase our financial flexibility and create scope for future actions. This is crucial for Investor's ability to participate in the development of holdings and make additional attractive investments. With a strong balance sheet, we are also better prepared for dealing with market fluctuations. With a number of announced exits that will soon be finalized within New Investments, Investor is moving towards a position where its net debt will be even lower.

The market downturn in 2001-2002 was the worst since the 1930s. During this time it became clear that companies like Investor must exercise discipline and strengthen their financial position from time to time. Investor's financial strength in the beginning of the 2000s allowed us to play an active role in supporting holdings that faced major challenges. We could also participate in measures to advance the market positions of a number of holdings vis-à-vis their competitors. Many of our holdings have strong finances and operations today. Unfortunately, the recent debate about balance sheet strengths and outsourcing of production has overshadowed to some extent other offensive initiatives that companies are taking on a daily basis. We are convinced that investing for the future is key to achieving growth and generating attractive returns over the longer term. As an owner, we are continuing to participate actively in work to ensure that each holding can meet challenges and capture opportunities in the best possible way.

Successful exits within New Investments

The earnings of the New Investments business increased considerably during the first six months of 2005. This strong performance was due to a combination of successful exits, positive value trends in existing holdings and certain effects of currency movements. The intensive work to build and develop holdings in New Investments over the past few years has produced results.

During the past year the exit environment gradually improved after being virtually nonexistent for a few years. Divestment activity has therefore been on a high level this year. However, one must be aware that exit opportunities and the maturity of holdings vary, which affects the trend of earnings over time. It is also important to keep in mind that this type of business is highly correlated with the financial markets.

Investor's commitment to private equity investments is linked to the importance of being able to participate in the building of future companies. Our objective to achieve high returns, increased diversification, synergies with our core holdings and the discovery of new technology and business trends at an early stage has been realized in many respects, in spite of the sharp downturn in private equity markets that we experienced in the beginning of the 2000s. Since 1998, the New Investments business has added SEK 7.5 bn. to Investor's net asset value, at the same time as we have exceeded our goal to have an average annualized return of more than 20 percent on realized investments.

3 is continuing to develop

From time to time it is important for a company like Investor to participate in the building of companies from the very start, as with 3. Our belief in the business potential of mobile broadband technology, in combination with a strong partner with substantial international 3G operations, was the basis for our investment in 3. We are now seeing indications of what has been our conviction for a long time – that new services, such as music and video, are driving both traffic and revenues in the 3G network. Going forward, 3 will continue to focus on attracting more customers. The company took an important step in its development in the second quarter when it obtained external loan financing in the amount of SEK 10.5 bn. The loan facility is initially being guaranteed by Investor and Hutchison Whampoa in proportion to their ownership stakes.

A well positioned Investor

During the past few years Investor has reduced the number of core holdings and increased its share of unlisted holdings. At the same time, Investor has strengthened its financial position and made its organization more efficient. I am confident about Investor's future. With Börje Ekholm as Investor's new President and CEO, a competent management group and a professional and dedicated organization, the platform is in place for achieving continuing strong value creation for Investor and its shareholders over the long term.



Marcus Wallenberg

Development of the Group

Investor's positive performance continued during the first half of 2005. Net income totaled SEK 22.2 bn. in the first six months of the year. The value of holdings in AstraZeneca, Ericsson, Atlas Copco and ABB increased the most. New Investments had an impact of SEK 4.6 bn. on income. Investor's net asset value rose from SEK 93 bn. at year-end 2004 to SEK 113 bn. on June 30, 2005. During the six-month period, net debt was reduced from SEK 15.9 bn. to SEK 4.7 bn.

Read more on the Web: nav.investorab.com >>

Net asset value

On June 30, 2005, Investor's net asset value (equal to shareholders' equity) amounted to SEK 113,419 m. (92,915 at year-end 2004), corresponding to SEK 148 per share (121). The net asset value has risen by 22 percent since year-end 2004 (12). In the second quarter, the net asset value rose by 14 percent (2).

INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)

	6/30 2005		12/31 2004	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Core Holdings	124	94 764	114	87 408
New Investments	24	18 384	18	13 896
Other Holdings	3	2 290	3	2 406
Other Operations	3	2 447	3	1 868
Other assets and liabilities	0	193	3	3 259
Total assets	**154**	**118 078**	**141**	**108 837**
Net debt	-6	-4 659	-20	-15 922
Net asset value (shareholders' equity)	**148**	**113 419**	**121**	**92 915**

See Segment Reporting, page 15, for a detailed presentation of each business area's development.

Total assets by sector, 6/30 2005


Other 6%
Technology 29%
Financial Services 15%
Healthcare 24%
Engineering 26%

Trend of earnings

Consolidated net income totaled SEK 22,150 m. during the six-month period (11,797). Increases in the value of holdings in AstraZeneca, Ericsson, Atlas Copco and ABB, and within the New Investments business, accounted for the greater part of income for the period.

During the six-month period, Core Holdings impacted income by SEK 17,589 m. (12,411), New Investments by SEK 4,551 m. (-41), Other Holdings by SEK 63 m. (64) and Other Operations by SEK -4 m. (-51). The corresponding figures for the second quarter were SEK 11,437 m. (2,404), SEK 4,065 m. (-210), SEK 11 m. (51) and SEK -5 m. (-25), respectively.

TREND OF EARNINGS, INVESTOR GROUP

SEK m.	4/1-6/30 2005	1/1-6/30 2005	1/1-6/30 2004
Change in value	13 790	20 268	11 173
Dividends	1 831	2 159	1 530
Operating costs	-126	-242	-341[1]
Other income items	14	-35	-565
Net income	**15 509**	**22 150**	**11 797**
Dividends paid	-1 726	-1 726	-1 726
Other	59	80	218
Change in net asset value (shareholders' equity)	**13 842**	**20 504**	**10 289**

1) Including a restructuring cost of SEK 100 m.

Trend of earnings, Group


SEK m.
25 000
20 000
15 000
10 000
5 000
0
H1 2004
H1 2005
Q2 2004
Q2 2005

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON JUNE 30, 2005

SEK m.	Technology	Engineering	Healthcare	Financial Services	Other	Total
Core Holdings, listed	24 510	29 272	23 835	17 147	-	**94 764**
New Investments, listed	123	15	894	-	-	**1 032**
New Investments, unlisted	7 534	1 347	4 178	378	3 915	**17 352**
Other	1 648	-	-	-	3 282[1]	**4 930**
Total	**33 815**	**30 634**	**28 907**	**17 525**	**7 197**	**118 078**

1) Including SEK 632 m. in loans to Hi3G.

Core Holdings

The strong performance of core holdings in the first three months of 2005 continued during the second quarter. All core holdings had a positive impact on Investor's results during the reporting period. Their effect on income was SEK 17.6 bn. in the first six months of the year. In the second quarter Investor sold parts of its holdings in SEB, AstraZeneca and ABB. Realized gains on sales in the first six months, estimated on the basis of historical acquisition costs, totaled SEK 4.0 bn.

Read more on the Web: ch.investorab.com >>

During the first half of 2005, stock prices rose for all of Investor's core holdings. The positive trend was the result of a combination of factors, such as increased profitability and stronger performances by the companies, low interest rates and an international economy that was slightly stronger than expected.

Purchases and sales

During the first half of 2005, shares in the Core Holdings business area were sold for SEK 8,306 m. (7,437). Realized gains on the sales, estimated on the basis of historical acquisition costs, totaled SEK 4,022 m.

Sales in the second quarter consisted of 15,244,400 shares in SEB for SEK 1,925 m., 4,068,000 shares in AstraZeneca for SEK 1,282 m., and 19,485,000 shares in ABB for SEK 935 m.

After these sales, Investor's holding (after full dilution and adjusted for any repurchases of own shares) now amounts to 3 percent of the votes and capital in AstraZeneca; 8 percent of the votes and capital in ABB; and 18 percent of the capital and 19 percent of the votes in SEB.

In the first quarter, shares in AstraZeneca were sold for SEK 2,207 m., shares in ABB for SEK 778 m. and shares in Scania for SEK 550 m.

Ainax shares held by Investor were also converted to Scania A-shares in the first quarter.

Dividends and share redemption programs

Dividends from core holdings totaled SEK 2,008 m. in the first six months of 2005 (1,434).

In the second quarter, Atlas Copco completed a share redemption program in which Investor sold 31,454,971 redemption rights for SEK 629 m., which has been included in sales for the period.

The announced redemption program in Gambro is expected to be completed during the second half of 2005.

Earnings for the period

Core holdings had an effect of SEK 17,589 m. on income in the first half of 2005 (12,411). All core holdings had a positive impact on income in the first six months of the year. AstraZeneca, Ericsson, Atlas Copco and ABB had the greatest effect with SEK 5,193 m., SEK 3,290 m., SEK 3,145 m. and SEK 2,561 m., respectively.

Impact of Core Holdings on income, 1/1-6/30 2005



AstraZeneca 5 193
Ericsson 3 290
Atlas Copco 3 145
ABB 2 561
Scania 851
SEB 753
Gambro 723
Electrolux 397
WM-data 386
SAAB 319
OMX 52
Costs -81
SEK m.
-1 000
0
1 000
2 000
3 000
4 000
5 000
6 000

TREND OF EARNINGS, CORE HOLDINGS

SEK m.	4/1-6/30 2005	1/1-6/30 2005	1/1-6/30 2004
Change in value	9 753	15 662	11 052
Dividends	1 723	2 008	1 434
Operating costs	-39	-81	-75
Effect on income	11 437	17 589	12 411

Trend of earnings,
Core Holdings business area



SEK m.
20 000
15 000
10 000
5 000
0
H1 2004
H1 2005
Q2 2004
Q2 2005

OVERVIEW OF CORE HOLDINGS

SEK m.	Number of shares[1] 6/30 2005	Share of capital[2] (%) 6/30 2005	Share of voting rights[3] (%) 6/30 2005	Share of total assets (%) 6/30 2005	Market value SEK/share 6/30 2005	Market value, SEK m. 6/30 2005	Net purchases/ sales SEK m. 2005	Share price perform-ance[3] 2005 (%)	Market value, SEK m. 12/31 2004
Technology									
Ericsson	810 393 516	5	19	17	27	20 392		18	17 305
Saab AB	21 611 925	20	38	2	4	2 734		10	2 496
WM-data	70 265 500	16	29	1	2	1 384		37	1 012
				20	33	24 510			20 813
Engineering									
Atlas Copco	94 364 913	15	21	10	15	11 654	-629[5]	30	9 421
ABB	166 330 142	8	8	7	11	8 441	-1 713	36	7 593
Scania[4]	21 495 450	11	19	5	7	6 113	-550	9	6 134
Electrolux	18 457 571	6	26	3	4	3 064		9	2 796
				25	37	29 272			25 944
Healthcare									
AstraZeneca	51 587 810	3	3	14	22	16 714	-3 489	34	15 295
Gambro	68 468 225	20	26	6	9	7 121		10	6 487
				20	31	23 835			21 782
Financial Services									
SEB	123 027 895	18	19	14	21	15 994	-1 925	1	17 768
OMX	12 950 507	11	11	1	2	1 153		5	1 101
				15	23	17 147			18 869
Total				80	124	94 764	-8 306		87 408

1) Holdings, including any shares on loan.
2) After full dilution and adjusted for any repurchases of own shares.
3) Most actively traded class of share.
4) Calculated on the basis of the total number of outstanding shares before the cancellation of Scania shares (related to the acquisition of Ainax shares), Investor's holding is 16% of the votes and 10% of the capital.
5) Refers to the sale of redemption rights in connection with Atlas Copco's share redemption program.

New Investments

The New Investments business area continued to perform strongly in the second quarter. During the first six months of the year, the business area had an impact of SEK 4.6 bn. on income, of which SEK 4.1 bn. was in the second quarter. A number of successful exits, as well as value increases in mainly EQT's holdings and certain currency effects, were the main factors behind the positive results. During the period January 1, 1998 to June 30, 2005, income of the New Investments business area totaled SEK 7.5 bn.

Read more on the Web: ni.investorab.com >>

Purchases and sales

A total of SEK 3,267 m. was invested in the first six months of the year in the New Investments business area (1,214), of which SEK 2,136 m. was in the second quarter (724). The investments comprised new investments for SEK 2,818 m. (570) and follow-on investments for SEK 449 m. (644). EQT accounted for most of the investments during the six-month period.

Holdings were sold for SEK 3,308 m. in the first six months (1,519), of which SEK 2,303 m. was in the second quarter (674). Realized capital gains on the divestments, estimated on the basis of historical acquisition values, totaled SEK 2,024 m. (102), of which SEK 1,245 m. was in the second quarter (-438).

NEW INVESTMENTS BY UNIT

	6/30 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
EQT	12	9 598	7	5 492
Investor Growth Capital	10	7 447	10	7 612
Investor Capital Partners – Asia Fund	2	1 339	1	792
Total	24	18 384	18	13 896

New Investments by geography, 6/30 2005



Asia 11%
Northern Europe 69%
United States 20%

Earnings for the period

Net income totaled SEK 4,551 m. in the first six months of 2005 (-41), of which SEK 4,065 m. was in the second quarter (-210). A number of completed and agreed divestments, such as Bredbandsbolaget, Dometic and Sirona, as well as a positive increase in the value of the existing portfolio, accounted for a large portion of income for the period. A stronger dollar and euro against the Swedish krona had a favorable impact on income, reversing part of earlier losses in 2003 and 2004, when currency movements had a substantial negative effect on results.

TREND OF EARNINGS, NEW INVESTMENTS

SEK m.	4/1-6/30 2005	1/1-6/30 2005	1/1-6/30 2004	1/1 1998-6/30 2005
Change in value	4 048	4 567	131	8 173
Dividends	78	96	22	1 402
Operating costs	-61	-112	-194[1]	-2 094
Effect on income	4 065	4 551	-41	7 481

1) Including a restructuring cost of SEK 75 m.

The average annualized return on realized investments more than met the targeted return requirement of 20 percent during the period.

Trend of earnings,
New Investments business area



SEK m
4 500
3 500
2 500
1 500
500
-500
H1 2004
H1 2005
Q2 2004
Q2 2005

PRIVATE EQUITY ACTIVITIES WITHIN THE NEW INVESTMENTS BUSINESS

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities within New Investments generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core holdings and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments within the New Investments business: buyouts and venture capital. Buyout activities are conducted through funds partly owned by Investor: EQT and Investor Capital Partners – Asia Fund. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. Through its seven funds, EQT focuses on companies in Northern Europe. Investor Capital Partners – Asia Fund is focused on buyouts in Greater China and South Korea, while Investor Growth Capital is active in the United States, Northern Europe and Asia. Investments in the New Investments business area, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

New Investments by development stage



%
100
80
60
40
20
Funds
Early
Expansion
Mature
EQT
2002
2003
2004
Q2 2005

NEW INVESTMENTS – 10 LARGEST LISTED HOLDINGS[1]

	Sector	Owner -ship- (%)	Share price perform- ance 2005 (%)	Market value[2] (SEK m.) 6/30 2005	Market value[2] (SEK m.) 12/31 2004
Kyphon	H	5	35	531	467
ISTA	H	11	-19	201	238
Biotage	H	10	5	71	68
LifeCell	H	2	54	65	7
Stepstone	T	7	25	45	33
Amkor	T	1	-32	45	56
Axcan Pharma	H	0	-21	24	44
United Pacific	T	13	-15	16	16
Nilörn	O	15	3	15	15
CSMC	T	1	-8	15	14
Other, listed		-	-	4	630
Total, listed				1 032	1 588

1) Purchases and sales were made in certain holdings during the year.
2) The market value is affected by currency effects.

Investor Growth Capital

Read more on the Web: www.investorgrowthcapital.com>>

During the first half of 2005, Investor Growth Capital took further advantage of a better market environment to make exits by continuing to be a net seller of holdings. However, opportunities for IPOs of holdings remained relatively limited, notably in Europe and Asia.

Divestment opportunities were rare in 2002-2003 and Investor Growth Capital's portfolio of companies became increasingly mature as a result. A number of successful exits have therefore been made during the past two-year period at the same time as the investment rate has remained on about the same level.

Events occurring in the second quarter

A new investment was made in Mindjet, based in California. Mindjet sells MindManager software for visualizing and managing complex information.

Follow-on investments were made in Paratek Microwave, Solstice Neurosciences and Ness Display.

In the second quarter, Bredbandsbolaget was sold. The proceeds were received after the close of the period on July 8, 2005. Bredbandsbolaget has been valued in this interim report at the agreed sales price.

Investor Growth Capital sold its remaining positions in Tessera, Micronic and Lycos Europe.

Events occurring earlier in the year

Two new investments were made in Axiomed and Innovative Micro Technology. Shares were also purchased in the Nasdaq-listed company LifeCell.

Holdings in Entific and Digia were sold in their entirety, among others. Optillion ceased operations. Holdings in Tessera, Micronic, Lycos Europe, ISTA and Kyphon were also partially divested.

Sector exposure, Investor Growth Capital, 6/30 2005



Funds and other 22%
Communications 25%
Semiconductors 8%
Software 6%
Internet services 5%
Other IT 5%
Medical devices 14%
Pharma/ Biotechnology 15%

EQT

Read more on the Web: www.eqt.se >>

Activity in the buyout market in Northern Europe has been on a high level so far during 2005. EQT, through its seven funds, took advantage of a favorable market to make exits, but also made a number of new investments.

Events occurring in the second quarter

Dometic (EQT III) and Flexlink (EQT I) were divested. EQT also announced that an agreement had been reached to sell Sirona (EQT III) and IHI (EQT II). The divestments of Sirona and IHI were not completely finalized as of June 30, 2005. The valuation of Sirona is based on the agreed selling price. The proceeds from the sale are expected during July.

EQT IV acquired Sanitec and reached an agreement to buy Brandtex. EQT IV finalized its acquisition of ISS A/S.

Events occurring earlier in the year

EQT III completed the acquisition of Carl Zeiss Vision, Munksjö and Aleris (formerly ISS Health Care and CarePartner). A follow-on investment was made in Leybold Optics.

Investor Capital Partners – Asia Fund

Read more on the Web: www.investorcapitalpartners.com >>

The Chinese private equity market has been buoyant in 2004, and so far during 2005, with the number of deals increasing more than 50 percent over the previous year.

In the second quarter, the Asia Fund's portfolio company Global Beauty finalized its acquisition of 16 hair treatment centers in Thailand.

The fund has two investments in the portfolio from earlier: Global Beauty and Memorex.

The value of both holdings changed positively in the during the six-month period.

Other Holdings and Other Operations

During the second quarter Hi3G obtained external loan financing totaling SEK 10.5 bn. and repaid loans in the amount of SEK 4.2 bn. to Investor. In accordance with an agreement that The Grand Group reached in connection with the sale of the Berns properties in Stockholm, responsibility for Berns's operations was transferred on July 1, 2005 to the real estate management company London & Regional Properties.

Read more on the Web: www.investorab.com >>

Other Holdings

Other Holdings had an effect of SEK 63 m. on income during the six-month period (64) of which SEK 11 m. was in the second quarter (51).

OTHER HOLDINGS

	6/30 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
Hi3G (shareholders' equity)	2	1 621	2	1 621
Fund investments	1	623	1	593
Other	0	46	0	192
Total, Other Holdings	3	2 290	3	2 406

Hi3G

Read more on the Web: www.tre.se >>

On June 21, 2005, Hi3G passed an important milestone in its development when the company reached an agreement with 12 banks for a five-year loan facility totaling SEK 10.5 bn. The facility covers Hi3G's entire estimated external loan financing needs for its operations in Sweden and Denmark.

Investor and Hutchison Whampoa will initially guarantee the facility in proportion to their respective ownership stake in Hi3G. The guarantees can be withdrawn partially or in full during the term of the loan, provided that Hi3G fulfills certain financial goals.

In the second quarter, 3 was the first 3G operator in Sweden to launch video voicemail and offer network coverage throughout Stockholm's subway system. Sweden's largest evening tabloid Aftonbladet and the Swedish trade magazine Mobil also named 3 the best 3G operator in Sweden.

As reported earlier, Investor estimates that its total capital commitments to Hi3G, in the form of equity, will be between SEK 4 bn. and SEK 5 bn.

In the first six months of 2005, Investor provided additional loans of SEK 799 m. to Hi3G, of which SEK 304 m. was in the second quarter. After Hi3G obtained its loan financing, the company repaid SEK 4.2 bn. in outstanding loans to Investor.

INVESTOR'S FINANCING OF HI3G

	12/31 2004	1/1-6/30 2005	Total 6/30 2005
Equity contributions	1 648	-	1 648
Loans[1]	4 033	-3 401[2]	632
Total	5 681	-3 401	2 280

1) Included in "Other assets and liabilities" in net asset value tables.
2) In the second quarter, Hi3G repaid SEK 4.2 bn. During the year an additional SEK 799 m. in loans was provided to Hi3G.

Other Operations

Other Operations had an effect of SEK -4 m. on income for the six-month period (-51), of which SEK -5 m. was in the second quarter (-25).

OTHER OPERATIONS

	6/30 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
The Grand Group	2	1 575	2	1 475
Land and real estate	0	300	1	300
Active portfolio management	1	470	0	3
Other (Novare, etc.)	0	102	0	90
Total, Other Operations	3	2 447	3	1 868

The Grand Group

Read more on the Web: www.grandhotel.se >>

According to the agreement reached when the Berns properties were sold, responsibility for the operations of Berns Salonger, Berns Hotel and China Teatern was transferred to London & Regional Properties on July 1, 2005.

In the second quarter, the hotel business of The Grand Group developed better than in the first quarter, although income was negatively impacted by expensed rebuilding work to transform the Burmanska Palatset into a modern conference and hotel facility within Grand Hôtel in Stockholm.

The Grand Group's result after net financial items was SEK -19 m. (-34) in the first six months. In the second quarter, Investor provided SEK 100 m. in equity contributions to The Grand Group.

Active portfolio management

Active portfolio management activities generated net income of SEK 27 m. in the first six months of 2005 (-4). Income in the second quarter totaled SEK 6 m. (-5).

The complete portfolio of the active portfolio management activities had a long net position on June 30, 2005.

Novare Human Capital

Read more on the Web: www.novare.se >>

In the second quarter, Novare Act was formed to offer services in connection with change and development projects. The services are based on "action learning", an internationally known and solution-focused method to drive change processes.

Consolidated net debt

Consolidated net debt totaled SEK 4,659 m. on June 30, 2005, as against SEK 15,922 m. on December 31, 2004. The change in net debt is primarily attributable to Hi3G's repayment of loans and to proceeds from the sale of shares in a number of core holdings and new investments.

Net financial items for the six-month period totaled SEK -96 m. (-547). Net financial items include interest expenses, etc., totaling SEK -362 m. (-441). The remaining portion consists mainly of revaluations (in accordance with IFRS) of loans, swaps and employee stock option hedges.

Investor's net debt, as a percentage of total assets, was 4 percent on June 30, 2005, as against 15 percent at year-end 2004.

Consolidated net debt


SEK bn.
%
25
20
15
10
5
0
20
15
10
5
0
2003
2004
Q2 2005
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Cash, bank balances and short-term investments amounted to SEK 20,938 m. on June 30, 2005, as against SEK 12,127 m. at year-end 2004.

During the remainder of 2005, outstanding loans in the nominal amount of SEK 1,357 m. will be due for payment. In 2006, outstanding loans in the nominal amount of SEK 3,787 m. will be due for payment.

Standard and Poor's credit rating for Investor has been AA- since 1997. In the first quarter of 2005, Moody's upgraded Investor's credit rating from A3/Prime-2 to A2/Prime-1.

Consolidated costs

Consolidated costs totaled SEK 242 m. in the first six months of 2005 (241). Due to new accounting principles, costs for employee stock option programs since year-end 2004 are now included in consolidated costs. The reported cost of these programs in the consolidated accounts was SEK 15 m. during the first half of 2005 (10).

Parent Company

Share capital

Investor's share capital amounted to SEK 4,795 m. on June 30, 2005 (SEK 4,795 m. on December 31, 2004).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Income and investments

Income after financial items totaled SEK 7,489 m. in the first half of 2005 (6,593), of which SEK 3,878 m. consisted of realized results and write-downs in holdings (5,053).

During the six-month period SEK 3,776 m. was invested in financial fixed assets (3,146), of which SEK 2,189 m. in Group companies (40). Sales of financial fixed assets totaled SEK 10,750 m. (7,861), of which SEK 0 was attributable to holdings in Group companies (321).

Current receivables amounted to SEK 6,826 m. on June 30, 2005, as against SEK 3,154 m. on December 31, 2004. Short-term debt amounted to SEK 15,490 m., compared with SEK 17,117 m. at year-end 2004. Shareholders' equity amounted to SEK 62,187 m. on June 30, 2005, compared with SEK 56,222 m. at year-end 2004.

Investor shares

Read more on the Web: share.investorab.com >>

The total return (sum of share price changes and reinvested dividends) was 28 percent over the first six months of the year (14). The total return on Investor shares has been 41 percent over the past 12-month period (36).

The average annualized total return on Investor shares has been 12.7 percent over the past ten-year period. The corresponding figure for the past 20-year period is 17.4 percent.

Average total return


%
50
40
30
20
10
0
Reporting period
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 106 on June 30, 2005, as against SEK 84.50 on December 31, 2004.

Other

Accounting principles

As of January 1, 2005, Investor's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). Comparative figures for 2004, including figures related to financial instruments that were reported in accordance with IAS 39, have been recalculated in accordance with IFRS. In several areas there is agreement between the accounting principles applied in Investor's most recent annual report (the recommendations of the Swedish Financial Accounting Standards Council) and IFRS. The following sections describe the accounting principles which are significant to Investor and have changed after the adoption of IFRS.

Financial instruments

Equity-related investments

In accordance with IAS 39 and IAS 28, equity-related investments, including participations in associated companies, are reported at fair value through profit and loss. Equity-related investments are valued as follows in accordance with IFRS:

Listed holdings

Listed holdings are valued on the basis of their share price on the closing date (purchase price, if there is one quoted).

Unlisted holdings and fund holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Unlisted holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all unlisted holdings in the fund. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted. Listed holdings in funds are valued in the same way as listed holdings, as described above.

Liabilities

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at amortized cost and derivatives are reported at fair value through profit and loss.

Other financial instruments

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

Property, plant and equipment

In accordance with IAS 16, Investor AB's real estate properties are reported at fair value.

For fixed assets, depreciation is based on the components in which the acquisition value is distributed over the components and depreciation is based on the useful life of each.

Share-based payment

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the program is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Continuous provisions for social security costs are reported on the basis of the intrinsic value (the difference between the fair value of the underlying share and the strike price).

Taxes

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or a deferred tax receivable, is reported for temporary differences. Deferred tax receivables are booked only to the extent to which it is expected to be realized against future taxable profits.

Other

Changes in value

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the value at the beginning of the period and the proceeds. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the acquisition cost and the value at the close of the period.

See Appendix I in the Interim Report for January-March 2005 for further information about Investor's transition to reporting in accordance with IFRS.

Financial calendar

	2005
October 12	Interim Report, January-September
	2006
January 19	Year-end Report for 2005

Stockholm, July 12, 2005

Marcus Wallenberg

President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer:
  +46 8 614 2141, +46 735 24 2141
  lars.wedenborn@investorab.com
- Fredrik Lindgren, Vice President, Corporate Communications:
  +46 8 614 2031, +46 735 24 2031
  fredrik.lindgren@investorab.com
- Oscar Stege Unger, Investor Relations Manager:
  +46 8 614 2059, +46 70 624 2059
  oscar.stege.unger@investorab.com

- Address:
  Investor AB (publ) (Org. No. 556013-8298)
  SE-103 32 Stockholm, Sweden
  Visiting address: Arsenalsgatan 8C
  Phone: +46 8 614 2000
  Fax: + 46 8 614 2150
  info@investorab.com
- Ticker codes:
  INVEB SS in Bloomberg
  INVEb.ST in Reuters

This interim report has not been subject to review by the company's auditors.

This interim report and other information are available on www.investorab.com

Consolidated Income Statement

SEK m.	2005 1/1-6/30	2004 1/1-6/30	2005 4/1-6/30	2004 4/1-6/30
Investing activities				
Dividends	2 129	1 501	1 802	1 190
Value change	20 271	11 206	13 813	1 142
Operating costs	-197	-198	-102	-87
Restructuring cost	-	-75	-	-
Net income - Investing activities	**22 203**	**12 434**	**15 513**	**2 245**
Other Operations				
Net sales	356	328	195	179
Cost of goods and services sold	-373	-360	-199	-190
Net income, active portfolio management	27	-4	6	-5
Operating costs	-14	-15	-7	-9
Net income - Other Operations	**-4**	**-51**	**-5**	**-25**
Groupwide operating costs	-31	-28	-17	-14
Restructuring cost	-	-25	-	-
Operating income	**22 168**	**12 330**	**15 491**	**2 206**
Net financial items	-96	-547	-10	-369
Income after financial items	**22 072**	**11 783**	**15 481**	**1 837**
Tax on net income for the period	78	14	28	15
Net income for the period	**22 150**	**11 797**	**15 509**	**1 852**

Attributable to:				
Equity holders of the Parent	22 134	11 793	15 504	1 851
Minority interest	16	4	5	1
Net income for the period	**22 150**	**11 797**	**15 509**	**1 852**
Earnings per share before and after dilution, SEK	**28.87**	**15.38**	**20.21**	**2.42**

Consolidated Balance Sheet

SEK m.	2005 6/30	2004 12/31
Assets		
Tangible fixed assets	2 469	2 695
Shares and participations	116 751	104 637
Receivables included in net debt	1 977	837
Other receivables	2 042	5 752
Cash, bank and short-term investments	20 938	12 127
Total assets	144 177	126 048
Shareholders' equity and liabilities		
Shareholders' equity	113 419	92 915
Pensions and similar commitments	223	226
Loans	27 351	28 660
Other liabilities	3 184	4 247
Total shareholders' equity and liabilities	144 177	126 048

NET DEBT

SEK m.	2005 6/30	2004 12/31
Cash, bank and short-term investments	20 938	12 127
Receivables included in net debt	1 977	837
Loans	-27 351	-28 660
Pensions and similar commitments	-223	-226
Total net debt	-4 659	-15 922

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2005 1/1-6/30	2004 1/1-12/31
Opening balance as per balance sheet	92 915	49 039
Effect of change in accounting policy (IFRS)	-	36 622
Opening balance adjusted for change in accounting policy	92 915	85 661
Dividend to shareholders	-1 726	-1 726
Effect of employee stock option programs	16	14
Exchange rate differences	36	-371
Exchange rate differences, minority	4	-
Dividend to minority	-9	-9
Revaluation reserve cash-flow hedge	12	42
Revaluation reserve tangible fixed assets	21	32
Net income for the period	22 150	9 272
Closing balance	113 419	92 915

Consolidated Statement of Cash Flows

SEK m.	2005 1/1-6/30	2004 1/1-6/30
Cash flows from operating activities		
Core Holdings		
Dividends received	2 008	1 434
New Investments		
Dividends received	73	14
Other Holdings		
Dividends received	1	45
Active portfolio management, Other Operations and operating costs		
Payments received	10 485	14 008
Payments made	-11 026	-14 291
Cash flows from operating activities before net interest income/expense and income taxes	1 541	1 210
Interest received/paid	-595	-604
Income taxes paid	-66	-128
Cash flows from operating activities	**880**	**478**
Cash flows from investing activities		
Core Holdings		
Acquisitions	-551	-1 022
Sales	8 857	7 437
New Investments		
Acquisitions, etc.	-3 319	-1 293
Sales	3 322	1 540
Other Holdings		
Acquisitions, etc.	-18	-33
Sales	303	561
Increase in long-term receivables	-1 000	-870
Decrease in long-term receivables	4 200	-
Change in short-term investments, net	222	-1 491
Acquisitions of tangible fixed assets	-197	-453
Sales of tangible fixed assets	403	-
Cash flows from investing activities	12 222	4 376
Cash flows from financing activities		
Loans raised	-	899
Loans amortized	-2 375	-2 731
Change in short-term borrowing, net	-	-50
Dividends paid	-1 726	-1 726
Cash flows from financing activities	**-4 101**	-3 608
Cash flows for the period	9 001	1 246
Cash and cash equivalents, opening balance	3 531	2 264
Effect of exchange rate changes	26	11
Cash and cash equivalents, closing balance	12 558	3 521

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-6/30 2005

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 008	96	25	30 [1]		2 159
Value change	15 662	4 567	42	-3 [1]		20 268
Other revenues and expenses				-17 [2]		-17
Operating costs	-81	-112	-4	-14	-31	-242
Operating income	17 589	4 551	63	-4	-31	22 168
Net financial items					-96	-96
Tax					78	78
Net Income for the period	17 589	4 551	63	-4	-49	22 150
Other				21	59	80
Dividends paid					-1 726	-1 726
Effect on net asset value	17 589	4 551	63	17	-1 716	20 504
Net asset value by business area 6/30 2005						
Total assets	94 764	18 384	2 290	2 447	193	118 078
Net debt					-4 659	-4 659
Total net asset value	94 764	18 384	2 290	2 447	-4 466	113 419

PERFORMANCE BY BUSINESS AREA 1/1-6/30 2004

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 434	22	45	29 [1]		1 530
Value change	11 052	131	23	-33 [1]		11 173
Other revenues and expenses				-32 [2]		-32
Operating costs	-75	-119	-4	-15	-28	-241
Restructuring cost		-75			-25	-100
Operating income	12 411	-41	64	-51	-53	12 330
Net financial items					-547	-547
Tax					14	14
Net Income for the period	12 411	-41	64	-51	-586	11 797
Other		152 [3]		43	23	218
Dividends paid					-1 726	-1 726
Effect on net asset value	12 411	111	64	-8	-2 289	10 289
Net asset value by business area 6/30 2004						
Total assets	90 313	15 556	2 365	1 959	1 859	112 052
Net debt					-16 102	-16 102
Total net asset value	90 313	15 556	2 365	1 959	-14 243	95 950

[1] Refers to active portfolio management activities. Value change include sales amounting to SEK 10,261 m. (13,602).

[2] Net sales amounted to SEK 356 m. (328) and refer primarily to The Grand Group and EQT Partners.

[3] The amount refers to exchange rate differences on investments held by subsidiaries with another functional currency than SEK. No exchange rate difference arises in 2005 due to the fact that the functional currency in these subsidiaries has been changed to SEK as per 1/1 2005.

Appendix 1 – Reconciliation of reporting in accordance with IFRS

In accordance with IFRS 1, this appendix presents a comparison of the balance sheet and income statement in accordance with previous accounting principles and IFRS for the comparative period in this report. See Appendix I in the Interim Report for January-March 2005 for further information about Investor's transition to reporting in accordance with IFRS and the opening balance and recalculated figures for the full year 2004.

Consolidated income statement

SEK m.	Note	2004 1/1-6/30	*Adjust-ment IFRS*	IFRS 2004 1/1-6/30	*2004 4/1-6/30*	*Adjust-ment IFRS*	IFRS 2004 4/1-6/30
Investment operations							
Dividends		1 501		1 501	1 190		1 190
Value change	1	7 121	*4 085*	11 206	368	*774*	1 142
Operating costs		-198		-198	-87		-87
Restructuring cost		-75		-75	-		-
Net income – investing activities		**8 349**	***4 085***	**12 434**	**1 471**	***774***	**2 245**
Other operations							
Net sales		328		328	179		179
Cost of goods and services sold	2	-340	*-20*	-360	-179	*-11*	-190
Net income, active portfolio management	3	3	*-7*	-4	-19	*14*	-5
Operating costs		-15		-15	-9		-9
Net income – other operations		**-24**	***-27***	**-51**	**-28**	***3***	**-25**
Groupwide operating costs	4	-18	*-10*	-28	-9	*-5*	-14
Restructuring cost		-25		-25	-		-
Operating income		**8 282**	***4 048***	**12 330**	**1 434**	***772***	**2 206**
Net financial items	5	-441	*-106*	-547	-239	*-130*	-369
Income after financial items		**7 841**	***3 942***	**11 783**	**1 195**	***642***	**1 837**
Adjustment due to equity method	6	-1 822	*1 822*		-985	*985*	
Shares of income of associated companies	6	774	*-774*		221	*-221*	
Income before tax		**6 793**	***4 990***	**11 783**	**431**	***1 406***	**1 837**
Tax on net income for the period	7	-668	*682*	14	-351	*366*	15
Minority interest in net income for the period	8	-4	*4*		-1	*1*	
Net income for the period		**6 121**	***5 676***	**11 797**	**79**	***1 773***	**1 852**
Attributable to:							
Equity holders of the Parent		6 121	*5 672*	11 793	79	*1 772*	1 851
Minority interest	8		*4*	4		*1*	1
Net income for the year		**6 121**	***5 676***	**11 797**	**79**	***1 773***	**1 852**
Earnings per share, basic and diluted, SEK		***7.98***	***7.40***	***15.38***	***0.10***	***2.32***	***2.42***

Notes to adjustment items in the income statement

Note 1. Holdings of shares and participations are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 2. The adjustment is attributable to the depreciation of real estate. With the adoption of IFRS, the Group's real estate properties are valued at fair value and depreciation is based on the useful life of the components.

Note 3. Holdings of securities in active portfolio management are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in the value of these holdings.

Note 4. Employee stock option programs and share programs are reported in accordance with IFRS 2 and the adjustment consists of the accrued cost for the value of the programs on the grant date and provisions for social security costs.

Note 5. The adjustment item refers to unrealized changes in the value of derivatives acquired for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio. It also refers to unrealized value changes in equity swaps held for the purpose of protecting Investor against the effects of employee stock option programs when Investor's share price increases.

Note 6. The equity method was previously applied to holdings in associated companies. With the adoption of IFRS, these holdings are instead reported at fair value through profit and loss.

Note 7. The adjustment consists of a reversal of the tax expense that arose in the accounting of associated companies in accordance with the equity method (see Note 6) and to deferred tax on certain unrealized changes in value.

Note 8. In accordance with IFRS, deductions are not made for minority interest in net income for the period in the income statement. Instead, income is distributed between the Parent's shareholders and the minority interest and is reported adjacent to the income statement.

Consolidated balance sheet

SEK m.	Note	6/30 2004	*Adjust-ment IFRS*	IFRS 6/30 2004
Assets				
Tangible fixed assets	1	1 892	*942*	2 834
Shares and participations	2	67 644	*41 565*	109 209
Receivables included in net debt	3		*2 260*	2 260
Receivables	4	4 030	*-98*	3 932
Cash and cash equivalents	5	12 551	*4*	12 555
Total assets		86 117	*44 673*	130 790
Shareholders' equity and liabilities				
Shareholders' equity		53 835	*42 115*	95 950
Pensions and similar commitments		238		238
Other provisions	6	947	*-947*	
Loans	7	28 229	*2 450*	30 679
Other liabilities	8	2 868	*1 055*	3 923
Total shareholders' equity and liabilities		86 117	*44 673*	130 790

Notes to adjustment items in the balance sheet

Note 1. Buildings and land are reported at fair value in accordance with IFRS. In accordance with previous principles, these items were reported at acquisition value with deduction for depreciation and any impairment.

Note 2. Shares and participations are valued at fair value in accordance with IFRS. In accordance with previous principles, shares and participations were reported at acquisition cost with deduction for any impairment. The effect of the revaluation on the balance sheet has been distributed by business area as follows:

Core Holdings	37 198
New Investments	4 151
Other Holdings	216
Active Portfolio Management	0
Effect on shares and participations	41 565
Deferred tax liability	-2
Net effect on shareholders' equity	41 563

Note 3. Adjusted for derivatives held for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio.

Note 4. Short-term financial instruments on the assets side of the balance sheet are valued at fair value.

In accordance with previous principles, premiums and discounts on loans, investments and associated derivatives were accounted for as prepaid expenses. With the adoption of IFRS, they are reported as part of the value of the underlying instrument.

Note 5. Short-term investments are reported at fair value in accordance with IFRS.

Note 6. "Provisions" has been eliminated as a heading and the item has been transferred in its entirety to long-term liabilities.

Note 7. The value of the debt portfolio has been adjusted as a consequence of the adoption of IFRS. Hedge accounting is used whenever possible. Liabilities that do not qualify for hedge accounting are valued at the amortized cost and all derivatives are valued at fair value.

Note 8. Other liabilities have been affected by the adoption of IFRS by the change of heading for provisions, deferred tax as a consequence of the valuation at fair value and premiums and discounts on loans, investments and related derivatives are, after the transition to IFRS, reported as part of the value of the underlying instrument.

Adjustment of shareholders' equity

Shareholders' equity has been adjusted as a result of the adoption of IFRS. The adjustment can be divided into the following components:

Revaluation reserve, tangible fixed assets	678
Revaluation reserve, cash flow hedge	33
Fair value of shares and participations	41 563
Fair value of other financial instruments	5
Prepaid expenses and accrued income	-103
Fair value of short-term investments	4
Adjustment of loans and derivatives at fair value, hedge accounting	-223
Adjusted reported value of employee stock options	4
Fair value of other financial instruments, liabilities	6
Accrued expenses and prepaid income	133
Reclassification of minority interest from other liabilities to shareholders' equity	15
Net effect on shareholders' equity	42 115

Due to the adoption of IFRS, the effects on shareholders' equity on June 30, 2004 are as follows:

Opening adjustment for IFRS on December 31, 2003 – opening balance	36 622
Change in revaluation reserve for tangible fixed assets	43
Change in reserve for cash flow hedging	8
Accounting of employee stock options in accordance with IFRS 2	-37
Currency differences, subsidiaries	45
Reversal of equity transactions concerning associated companies reported in accordance with the equity method	-233
Dividend to minority shareholders	-9
Effect of adjusting net income for the year according to IFRS	5 676
Net effect on shareholders' equity	42 115

Adjustment of cash flow analysis

As a consequence of adopting IFRS, the definition of cash and cash equivalents has been changed to only consist of capital investments with a term not longer than three months. In accordance with previous principles, capital investments with a term up to 12 months were included in cash and cash equivalents. The effect on cash flows on June 30, 2004 is as follows:

SEK m.	2004 1/1-6/30	*Adjust-ment IFRS*	IFRS 2004 1/1-6/30
Cash flows for the period	2 737	*-1 491*	1 246
Cash and cash equivalents, opening balance	9 803	*-7 539*	2 264
Exchange difference in cash and cash equivalents	11		11
Cash and cash equivalents, closing balance	12 551	*-9 030*	3 521